Exhibit 99.1

Date: February 14, 2025	324-8th Avenue SW, 8th floor Calgary AB, T2P 2Z2 www.computershare.com

To:	All Canadian Securities Regulatory Authorities NASDAQ Exchange

Subject: KOLIBRI GLOBAL ENERGY INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 14, 2025
Record Date for Voting (if applicable) :	March 14, 2025
Beneficial Ownership Determination Date :	March 14, 2025
Meeting Date :	April 22, 2025
Meeting Location (if available) :	Los Angeles, CA
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	50043K406	CA50043K4063
COMMON US RESTRICTED RCD	50043K505	US50043K5056

Sincerely,

Computershare

Agent for KOLIBRI GLOBAL ENERGY INC.